UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of     April     , 2004
                 --------------
Commission File Number:  001-13196
                         ---------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|                 Form 40-F  | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:


                     Item
                     ----

           1. Financial Statements of the Registrant for the years ended December 31, 2003 and 2002, together with the independent auditors' report

           2.        Consolidated Financial Statements of Cantiles de Mita, S.A.
                     de C.V. for the years ended December 31, 2003 and 2002, together with the independent auditors' report

                                                                        ITEM 1





                       Desc, S.A. de C.V.


                       Financial statements for the years
                       ended December 31, 2003 and
                       2002, and Independent Auditors'
                       Report Dated March 26, 2004

Desc, S.A. de C.V.
Independent Auditor's Report and Financial
Statements 2003 and 2002

Table of contents                                                           Page

Independent Auditors' Report                                                   1
Balance Sheets                                                                 3
Statements of Loss                                                             4
Statements of Changes in Stockholders' Equity                                  5
Statements of Changes in Financial Position                                    6
Notes to the Financial Statements                                              7

Independent Auditors' Report to the Board of Directors and Stockholders of Desc, S.A.
de C.V.:

We have audited the accompanying balance sheets of Desc, S.A de C.V. (the "Company") as of December 31, 2003 and 2002, and the related statements of loss, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of the chemical and food segments were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors. Those statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2003, and 2002, and total revenues constituting 54% and 53%, respectively, of consolidated total revenues for the years then ended. Additionally, the Company's investment in the aforementioned entities as of December 31, 2003 and 2002 represents 39% and 34%, respectively, of total investment in shares of subsidiaries and 89% and 93%, respectively, of the equity in net income of subsidiaries.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Notes 1b. and 10 to the accompanying financial statements, in December 2003 the Company satisfactorily concluded negotiations to restructure a significant portion of its short and long-term debt.

As mentioned in Note 3a. to the accompanying financial statements, as of December 31, 2003 the Company and its subsidiaries early adopted the provisions of new Bulletin C-15, "Impairment of the Value of Long-lived Assets and their Disposal", which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of pesos derived from the application of this principle was the recognition of $29,675 of impairment in the value of the goodwill with a charge to 2003 results. The effect in the subsidiaries generated a decrease in the investment in shares of subsidiaries of $1,117,067 and a charge to the equity in the net loss of subsidiaries for the same amount.

As discussed in Note 2, the accompanying financial statements have been prepared in compliance with legal regulations that require presentation of the Company's financial statements as a legal entity. Accordingly, the investment in shares of subsidiaries is accounted for by use of the equity method. Consolidated financial statements are presented separately, on which we issued an unqualified opinion on March 26, 2004, and should be consulted for decision-making purposes.

In our opinion, based on our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. as a legal entity, as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.


Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member firm of Deloitte Touche Tohmatsu


/s/ Luis Javier Fernandez Barragan

C.P.C. Luis Javier Fernandez Barragan
March 26, 2004

Desc, S.A. de C.V.
Balance sheets
As of December 31, 2003 and 2002
Expressed in thousands of constant Mexican pesos

                                                       2003            2002
Assets
Current assets:
   Cash and cash equivalents                      $     286,453   $   1,314,009
   Accounts receivable from subsidiaries              6,756,643       4,951,442
   Other accounts receivable                            192,235         374,956
                                                  -------------   -------------
      Total current assets                            7,235,331       6,640,407
Investment in shares of:
   Subsidiaries                                      10,435,230      11,229,255
   Associated companies                                 104,486         107,817
                                                  -------------   -------------
                                                     10,539,716      11,337,072
Property, net                                           239,263         307,879
Deferred income taxes                                    32,617              --
Other assets, net                                       517,290         428,769
                                                  -------------   -------------
Total                                             $  18,564,217   $  18,714,127
                                                  =============   =============
Liabilities and stockholders' equity
Current liabilities:
   Bank loans                                     $      26,374   $   1,806,572
   Accounts payable and accrued liabilities             323,973         402,006
   Accounts payable to subsidiaries                   1,257,629         631,803
                                                  -------------   -------------
      Total current liabilities                       1,607,976       2,840,381
Long-term debt                                       10,434,269       7,922,192
Deferred income taxes                                        --          33,918
Related parties - long-term                             183,762              --
                                                  -------------   -------------
      Total liabilities                              12,226,007      10,796,491
Stockholders' equity:
   Capital stock                                     11,715,914      11,715,914
   Paid-in surplus                                    1,170,390       1,170,390
   Retained earnings                                 17,525,927      19,766,314
   Reserve for repurchase of shares                     996,847         996,847
   Cumulative effect of initial recognition of
    deferred income taxes                            (1,887,308)     (1,887,308)
   Cumulative effect of restatement                 (23,036,402)    (23,690,416)
   Adjustment of additional employee
    retirement liability of subsidiaries               (147,158)       (154,105)
                                                  -------------   -------------
         Total stockholders' equity                   6,338,210       7,917,636
                                                  -------------   -------------
Total                                             $  18,564,217   $  18,714,127
                                                  =============   =============

The accompanying notes are part of these financial statements.

Desc, S.A. de C.V.
Statements of loss
For the years ended December 31, 2003 and 2002
Expressed in thousands of constant Mexican pesos

                                                       2003            2002
Revenues:
   Dividends received                             $     102,452   $     286,113
   Equity in net income (loss) of subsidiaries-
      For continuing operations (net of
       dividends received)                             (586,757)       (508,901)
      For discontinued operations                        14,513        (451,224)
      For change in accounting principle             (1,117,067)             --
                                                  -------------   -------------
         Equity in net losses of subsidiaries        (1,586,859)       (674,012)
Administrative expenses                                 107,512          65,376
Other (expenses) income                                (108,471)         56,328
Integral financial cost:
   Interest income                                      412,061         366,319
   Interest expense                                    (905,404)       (630,835)
   UDIS variation                                       (93,847)       (120,648)
   Exchange gain (loss), net                           (133,781)       (293,352)
   Monetary position gain                               182,466         202,485
                                                  -------------   -------------
                                                       (538,505)       (476,031)
                                                  -------------   -------------
         Loss before provision for deferred
          income taxes and change in
          accounting principle                       (2,341,347)     (1,159,091)
Provision for deferred income taxes                    (130,635)        (74,546)
                                                  -------------   -------------
         Loss before change in accounting
          principle                                  (2,210,712)     (1,084,545)
Change in accounting principle                          (29,675)             --
                                                  -------------   -------------
         Net loss for the year                    $  (2,240,387)  $  (1,084,545)
                                                  =============   =============

The accompanying notes are part of these financial statements.

Desc, S.A. de C.V.
Statements of changes in stockholders' equity
For the years ended December 31, 2003 and 2002
Expressed in thousands of constant Mexican pesos

                                                                  Capital stock
                                                  ----------------------------------------------
                                                    Number of                                         Paid-in        Retained
                                                     shares         Historical      Restatement       surplus        earnings
Balances, January 1, 2002                         1,369,079,376   $      17,798   $   11,698,116   $   1,170,390   $  21,279,795
   Dividends declared                                        --              --               --              --        (428,936)
   Comprehensive income (loss)                               --              --               --              --      (1,084,545)
                                                  -------------   -------------   --------------   -------------   -------------
Balances, December 31, 2002                       1,369,079,376          17,798       11,698,116       1,170,390      19,766,314
   Comprehensive income (loss)                               --              --               --              --      (2,240,387)
                                                  -------------   -------------   --------------   -------------   -------------
Balances, December 31, 2003                       1,369,079,376   $      17,798   $   11,698,116   $   1,170,390   $  17,525,927
                                                  =============   =============   ==============   =============   =============


** TABLE CONTINUED...**

                                                                    Cumulative                       Adjustment
                                                                      effect                       of additional
                                                                   of initial                        employee
                                                   Reserve for     recognition      Cumulative       retirement        Total
                                                    repurchase     of deferred       effect of     liability of    Stockholders'
                                                    of shares     income taxes      restatement     subsidiaries      equity
Balances, January 1, 2002                         $     996,847   $  (1,887,308)  $  (24,106,568)  $          --   $   9,169,070
   Dividends declared                                        --              --               --              --        (428,936)
   Comprehensive income (loss)                               --              --          416,152        (154,105)       (822,498)
                                                  -------------   -------------   --------------   -------------   -------------
Balances, December 31, 2002                             996,847      (1,887,308)     (23,690,416)       (154,105)      7,917,636
   Comprehensive income (loss)                               --              --          654,014           6,947      (1,579,426)
                                                  -------------   -------------   --------------   -------------   -------------
Balances, December 31, 2003                       $     996,847   $  (1,887,308)  $  (23,036,402)  $    (147,158)  $   6,338,210
                                                  =============   =============   ==============   =============   =============

** TABLE COMPLETE **



The accompanying notes are part of these financial statements.

Desc, S.A. de C.V.
Statements of changes in financial position
For the years ended December 31, 2003 and 2002
Expressed in thousands of constant Mexican pesos

                                                                        2003            2002
Operating activities:
   Loss before change in accounting principle                       $ (2,210,712)   $ (1,084,545)
   Add (deduct)- Items which do not require (generate)
    resources-
      Equity in net losses of subsidiaries                             1,586,859         674,012
      Depreciation and amortization                                       53,089          43,295
      Goodwill write-off                                                  99,236              --
      Deferred income taxes                                             (130,635)        (74,546)
                                                                    ------------    ------------
                                                                        (602,163)       (441,784)
   Changes in operating assets and liabilities-
      Other accounts receivable                                          182,721         136,336
      Accounts payable and accrued liabilities                           128,282        (169,587)
      Accounts receivable from subsidiaries, net                      (1,179,375)     (2,154,230)
                                                                    ------------    ------------
                                                                        (868,372)     (2,187,482)
   Change in accounting principle                                        (29,675)             --
                                                                    ------------    ------------
         Net resources used in operating activities                   (1,500,210)     (2,629,265)
                                                                    ------------    ------------
Financing activities:
   Payments of bank loans and long-term debt                          (6,257,742)     (1,551,986)
   Proceeds from short-term bank loans and long-term debt              7,361,105       5,171,179
   Increase in bank loans and long-term debt due to merger                    --         786,952
   Effect of the variance on constant pesos on short-term bank
    loans and long-term debt                                            (371,484)       (303,389)
   Related parties - long-term                                           124,482              --
   Deferred income taxes                                                  64,100         350,011
   Dividends paid                                                       (206,315)       (440,469)
   Adjustment of additional employee retirement liability of
    subsidiaries                                                           6,947        (154,105)
                                                                    ------------    ------------
         Net resources generated by financing activities                 721,093       3,858,193
                                                                    ------------    ------------
Investing activities:
   Net increase in stockholders' equity of subsidiaries                 (254,236)         (2,896)
   Dividends received                                                    102,452         286,113
   Retirements of properties, net                                         64,644          17,076
   Increase in properties due to merger                                       --        (146,380)
   Other assets                                                         (161,299)       (125,832)
   Other assets due to merger                                                 --         (51,611)
                                                                    ------------    ------------
         Net resources applied to investing activities                  (248,439)        (23,530)
                                                                    ------------    ------------
         Net increase (decrease) in cash and cash equivalents         (1,027,556)      1,205,398
Cash and cash equivalents:
            Balance at the beginning of the year                       1,314,009         108,611
                                                                    ------------    ------------
            Balance at the end the year                             $    286,453    $  1,314,009
                                                                    ============    ============

The accompanying notes are part of these financial statements.

Desc, S.A. de C.V.
Notes to the financial statements
As of December 31, 2003 and 2002
Expressed in thousands of constant Mexican pesos

1.   Principal activities and significant events
     Activities- Desc, S.A. de C.V. ("DESC" or the "Company") is the controlling stockholder of a group of companies whose principal activities are carried out in the automotive, chemical, food and real estate industries. The Company has no employees and therefore no labor obligations.

     Significant events-

     a. The economic slowdown experienced in the last few years had a significant impact in the United States of America and Mexico, with adverse consequences on the results of DESC, primarily in the automotive and chemical sectors. For this reason, during 2003 and 2002 DESC decided to reviewing its investment portfolio and realigning its operating structure to reflect market conditions. Therefore, during 2002 DESC decided to close the following non-strategic businesses: spark plugs and electric parts from the automotive sector, the natural pigments business in the chemicals sector, and in the food sector the hog raising operation in the Bajio region and the shrimp farming business, which was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey; it also began a downsizing program which continued during 2003, during which period the group's work force was reduced by 15.1%.

     b. In December 2003 the Company satisfactorily concluded the agreement with bank creditors to refinance syndicated loans and a significant part of the Company's short-term debt. The total amount of the restructured debt was approximately US$667,000 (US$445,700 and $1,223,000 of long-term loans and US$112,000 of revolving credit and letters of credit), which represents around 63% of the Company's consolidated debt. The terms of the negotiation include maturity of the debt after five years and a grace period of 30 months as of January 2004 for payment of principal. The interest rates obtained for the dollar debt are LIBOR rate plus a variable interest margin, while the rate for the Mexican peso debt is TIIE (Interbank interest rate) plus a variable interest margin (see Note 10).

     c. Continuing with the programs mentioned in subsection a) above, the following resolutions were adopted at the Stockholders' Ordinary General and Special Meeting held on April 28, 2003:

          i. Merge DESC with Industrias Resistol, S.A. de C.V., with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of September 29, 2003, DESC sold basically all of the assets of the aforementioned subsidiary engaged in the manufacture and sale of adhesives and waterproofing materials as of September 30, 2003. As a result of such asset sale, the Company generated an income of $31,897, which is recorded in the statement of loss under the heading "Other expenses".

          ii. Merge DESC with Industrias Ruiz Galindo, S.A. de C.V., with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of May 1, 2003, for which reason as of this date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity.

2.   Basis of presentation

     a. Financial statements as a legal entity - The accompanying financial statements have been prepared in compliance with legal regulations that require presentation of the Company's financial statements as a legal entity. Accordingly, all investments in shares of subsidiaries are valued by the equity method. Consolidated financial statements are presented separately, on which the independent auditors issued an unqualified opinion dated March 26, 2004. Such consolidated financial statements should be consulted for decision-making purposes.

     b. Investments in shares- Investments in shares have been recorded using the equity method, based on the financial statements prepared using the same accounting polices of the Company.

          Equity in results and changes in net worth of the subsidiaries bought and sold during the year are included in the financial statements from or up to the transaction date and are restated in purchasing power of the Mexican peso of December 31, 2003.

          These financial statements should be read in conjunction with the consolidated financial statements of Desc, S.A. de C.V. and subsidiaries. A summary of selected consolidated captions is as follows:

                                          2003            2002

Total assets                          $ 26,734,990    $ 30,469,705
                                      ============    ============
Total liabilities                     $ 16,828,773    $ 18,644,222
                                      ============    ============
Total stockholders' equity            $  9,906,217    $ 11,825,483
                                      ============    ============
Net sales                             $ 21,755,055    $ 20,360,380
                                      ============    ============
Operating income                      $    842,464    $  1,081,300
                                      ============    ============

     c. Conversion of financial statements of subsidiaries- The financial statements of foreign subsidiaries, whose operation is not integrated into that of the Mexican companies (foreign entity), are restated using the national inflation index of the respective country and are converted to Mexican pesos at the exchange rate in effect at the end of the year. The financial statements in local currency of foreign companies whose operations are integrated with those of the Mexican companies are converted at the exchange rates in effect at the transaction closing or origin, depending on whether they are monetary or nonmonetary items, and are restated by using the Mexican National Consumer Price Index (NCPI). The conversion effects of the foreign entity are recorded in stockholders' equity in the "Cumulative restatement effect" account. Additionally, the conversion effects of the integrated transactions are recorded in results of the year in net comprehensive financing cost, within the "Monetary position gain" account. Such effects are not material.

     d. Comprehensive income (loss)- Comprehensive income (loss) is comprised of the net income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets. In 2003 and 2002, other comprehensive income is comprised of the gain or loss from holding nonmonetary assets, the effect of translation of foreign subsidiaries, and the adjustment of additional employee retirement liability of subsidiaries.

     e. Reclassifications- Certain amounts in the financial statements at December 31, 2002 have been reclassified in order to conform to the presentation of the financial statements at December 31, 2003.

3.   Significant accounting policies

     The accounting policies followed by the Company are in conformity with generally accepted accounting principles in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein. Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances. The significant accounting policies followed by the Company are as follows:

     a. Changes in accounting policies- The Company and its subsidiaries early adopted the provisions of new Bulletin C-15, "Impairment in the value of long-lived assets and their disposal" ("C-15"). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such indicators are of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rate. In the provisions prior to C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of $29,675 of impairment in the value of the goodwill with a charge to 2003 results. The effect in the subsidiaries generated a decrease in the investment in shares of subsidiaries of $1,117,067 and a charge to the equity in the net loss of subsidiaries for the same amount

          Bulletin C-8, "Intangible Assets" (C-8), went into effect in 2003. This bulletin establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. During the year ended December 31, 2003, there was no adverse effect derived from the application of new Bulletin C-8.

          Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, as well as new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. During the year 2003, there was no effect derived from the application of new Bulletin C-9.

     b. Recognition of the effects of inflation- The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.

     c. Temporary investments- Temporary investments are stated at the lower of acquisition cost plus accrued yields, or at market value, yields are recorded in the statement of loss.

     d. Property - This item is recorded at acquisition cost and is restated by applying the NCPI factors. Depreciation is calculated using the straight-line method applied to month-end balances based on the average restated value of the year deducted from salvage value of 5% of its restated value, and their estimated useful lives.

     e. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

     f. Derivative financial instruments - These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

          The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.

          Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged

     g. Other assets- This line item is represented mainly by (i) patents acquired in 1999, for their exploitation in certain countries, which are being amortized over a 10-year period; (ii) debt placement expenses that are amortized over the life of the corresponding debt;
          (iii) goodwill which up to 2003, was amortized over a three-year period, the terms over which the benefits from the investment were realized.

     h. Impairment of long-lived assets in use- The Company reviews the book value of long-lived assets in use tangible and intangible, in the presence of any indicator of impairment that might indicate that such book value might not be recoverable, considering the higher of the present value of future net cash flows or the net selling price, in the event of their eventual disposal. The impairment is recorded considering the amount by which the book value exceeds the higher of the aforementioned values.

     i. Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

     j. Income and asset taxes - Income tax (ISR) is recorded in results of the year in which it is incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits that, in the opinion of management, will probably not be realized.

          The asset tax paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented on the balance sheet with deferred ISR.

     k. Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the statements of income.

     l. Restatement of stockholders' equity- This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding non-monetary assets, because price levels increased above (below) inflation.

     m. Integral financial cost- This represents the net effect of interest earned and incurred, exchange gains and losses and the monetary position gain, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

4.   Cash and cash equivalents

                                 2003           2002

Cash                         $     19,133   $     26,746
Restricted cash                    16,400             --
Temporary investments             250,920      1,287,263
                             ------------   ------------
                             $    286,453   $  1,314,009
                             ============   ============

     As part of the sale of the assets of Industrias Resistol, S.A. de C.V., the Company received $53,539 in cash with formal restrictions as to its availability, of which $16,400 represents short-term restricted cash, and $37,139 on a long-term basis, recorded under the heading "Other assets".

5.   Other accounts receivable

                                 2003           2002

Recoverable taxes            $     74,273   $    214,802
Other debtors                     117,962        160,154
                             ------------   ------------
                             $    192,235   $    374,956
                             ============   ============

6.   Investment in shares

                                                           2003                           2002
                                               ----------------------------   ----------------------------
                                                   % of                           % of
                                               Participacion       Total      Participacion       Total
Principal subsidiaries:
Automotive segment-
   Desc Automotriz, S.A. de C.V.                        99.9%  $  3,177,132            99.9%  $  3,490,328
Chemical segment-
   Industrias Negromex, S.A. de C.V.                    99.9%       711,174            99.9%       611,302
   Paratec, S.A. de C.V.                                  --             --            99.9%       141,519
   Industrias Resistol, S.A. de C.V.                      --             --            99.9%       (12,481)
   Quimir, S.A. de C.V.                                 99.9%        87,983            99.9%        53,587
   Girsa Concentradora, S. A. de C.V.                   99.9%       780,076            99.9%       759,606
   Resirene, S.A. de C.V.                               99.9%       191,242            99.9%       201,456
   Rexcel, S.A. de C.V.                                 99.9%       105,326            99.9%       123,775
   Dynasol Elastomeros, S.A.                            50.1%       453,339            50.1%       447,989
Food segment-
   Agroken, S.A. de C.V.                                99.9%       543,613            99.9%       556,717
   Corfuerte, S.A. de C.V. ("CORFUERTE")                96.1%       598,251            77.6%       368,091
   Authentic Acquisition Corporation ("AAC")            99.9%       262,803            81.3%     1,013,300
Real estate segment-
   Cantiles de Mita, S.A. de C.V.                         96%     2,091,152              96%     1,321,481
   Canada de Santa Fe, S.A. de C.V.                       73%       889,975              73%       846,078
   Promociones Bosques, S.A. de C.V.                     100%       410,548             100%       429,312
   Inmobiliaria Dine, S.A. de C.V.                       100%        88,234             100%        64,739
   Club Ecuestre Chiluca, S.A. de C.V.                    --             --              78%       438,719
Other                                                                44,382                        373,737
                                                               ------------                   ------------
                                                               $ 10,435,230                   $ 11,229,255
                                                               ============                   ============

     To simplify Company's administrative structure, DESC was merged with DINE on April 25, 2002, with DESC surviving as the merged company. Additionally Club Ecuestre Chiluca, S.A. de C.V. and Paratec, S.A. de C.V. were merged into Cantiles de Mita, S.A. de C.V. and Industrias Negromex, S.A. de C.V. in June and September 2003, respectively.

     Sale of certain assets of Industrias Resistol, S.A. de C.V. - As mentioned in Note 1c, on September 29, 2003 the merger of Industrias Resistol, S.A. de C.V. into DESC went into effect for accounting and tax purposes. On September 30, 2003 DESC sold basically all the assets of such subsidiary engaged in the manufacture and sale of adhesives and mortar proofing materials suspending its operations in such businesses. Consequently, the financial statements include the equity in the loss of the subsidiary Industrias Resistol, S.A. de C.V. for the period from January 1 through September 30, 2003 and as of December 31, 2002, of $(110,745) and $(21,509), respectively.

     Purchase of minority interests of CORFUERTE and AAC - As mentioned in Note 16, on November 11, 2003 the minority shareholders of the subsidiaries CORFUERTE and AAC formally notified their decision to exercise the sale option of their shares to DESC, which was formalized on January 29, 2004. Consequently, as of November 11, 2003 the shareholding of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was US$14.3 million ($156,194) and is recorded as a liability in "Other payables and accrued liabilities". The difference between the book value of the shares acquired and the amount paid was recorded through adjustments to the investment in shares of those subsidiaries.

7.   Property

                                                                                 Annual
                                                   2003            2002       Depreciation %
Real estate property                           $     191,545   $    191,545    3.33 to 10.00%
Less- Accumulated depreciation                       (59,859)       (50,079)
                                               -------------   ------------
                                                     131,686        141,466
Land                                                  20,033         20,033
Projects-in-progress for sale                         87,544        146,380
                                               -------------   ------------
                                               $     239,263   $    307,879
                                               =============   ============

8.   Other assets

                                                                                 Annual
                                                   2003            2002       Amortization %
UDI placement expenses, net                    $       7,653   $     10,613               14%
Secured bond placement expenses, net                   7,355         11,817               28%
Syndicated loan fee, net                             124,866         33,143               20%
Patents, net                                         186,926        172,185               10%
Goodwill, net                                             --         39,793               33%
Works of art                                          60,405         56,556
Trust fund of shares                                  92,206        103,894
Restricted cash long-term                             37,139             --
Other assets not subject to amortization                 740            768
                                               -------------  -------------
                                               $     517,290   $     28,769
                                               =============   ============

9.   Accounts payable and accrued liabilities
                                                   2003           2002
Accounts payable                               $      51,739   $     50,013
Account payable to minority investors                156,194             --
Interest payable                                      89,102         91,537
Dividends payable                                      2,013        208,328
Other accounts payable                                24,925         52,128
                                               -------------   ------------
                                               $     323,973   $    402,006
                                               =============   ============

     a. On January 7, 2003, the Company's subsidiary Fenoquimia, S.A. de C.V. was notified of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., in which the latter quantifies the aforementioned damages and monetary losses in the amount of $159,804. Such claim was answered by Fenoquimia, S.A. de C.V.; however, on December 11, 2003, the Company reached an agreement with its counterparty to conclude this dispute, with a one-time payment of $54,480 in cash and real estate assets, for which there was a provision recorded in prior years.

     b. Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that any resulting liability would not materially affect the financial position or results of operations of the companies.

10.  Bank loans and long-term debt

                                                    2003                                           2002
                                  Maturity      Interest rate      Amount         Maturity     Interest rate      Amount
Syndicated loan-
   US$445.7 million             2006 to 2008    LIBOR + 1.625
                                                 to LIBOR +4    $  4,992,311         --              --        $         --
   $1,223 million               2006 to 2008    TIIE + 1.125
                                                 to TIIE + 4       1,222,553         --              --                  --
   US$100 million                   2006        LIBOR + 1.375
                                                to LIBOR +3.5      1,119,980         --              --                  --
   US$97.17 million                  --              --                   --        2005       LIBOR + 1.375      1,046,779
   US$177.83 million                 --              --                   --        2007       LIBOR + 1.625      1,915,699
   $1,300 million                    --              --                   --        2007        TIIE + 0.9        1,351,610
Medium-term promissory notes-
   680.6 million UDIS           2006 and 2007   9% and 8.20%       2,281,268   2006 and 2007    9% and 8.20%      2,282,519
Loans-
   US$15 million                     --              --                   --        2004            3.85%           161,590
   US$35 million                     --              --                   --        2004            3.75%           377,043
Secured bonds
   US$73 million                    2007            8.75%            818,157        2007            8.75%           786,952
                                                                ------------                                   ------------
                                                                $ 10,434,269                                   $  7,922,192
                                                                ============                                   ============

     As of December 31, 2003 and 2002, the LIBOR rate was 1.46% and 1.38%, respectively, and TIIE was 7.90% and 8.45%, respectively.

Long-term debt maturities are as follows:

2006         $  4,277,650
2007            4,084,997
2008            2,071,622
             ------------
             $ 10,434,269
             ============
     Short-term bank loans are denominated as of December 31, 2003 and 2002 are denominated in US dollars and amount $26,374, and $1,806,572, respectively. Debt refinancing- As mentioned in Note 1, during December 2003, an agreement was satisfactorily reached with the bank creditors to refinance the Company's syndicated loans and most of its short-term debt. The most important terms of the financial restructuring signed on December 23, 2003 are indicated below:

     a. Syndicated loan of US$445.7 million at the LIBOR interest rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.625 and 4.000, with maturities between 2006 and 2008. As of December 31, 2003, the variable margin is 3.5. The interest will be payable on a monthly or quarterly basis.

     b. Syndicated loan of $1,223 million, at an interest rate equal to TIIE plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortizations, which fluctuates between 1.125 and 4.000, with maturities from 2006 to 2008, respectively. As of December 31, 2003 the variable margin determined is 3.5. The interest will be payable on a monthly basis.

     c. Credit of US$112 million, divided into two tranches, (i) US$100 million revolving credit, at the LIBOR interest at rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.375 and 3.50, and (ii) US$12 million credit letters, both with maturity in 2006. As of December 31, 2003 the Company has applied dispositions against the tranche of US$100 million, and the variable interest margin determined is 3.0. The interest will be payable on a monthly or quarterly basis.

     As part of the conditions negotiated, the operating subsidiaries and certain holding subsidiaries were considered jointly and severally liable and guarantors for the debt, and a package of concrete guarantees was created consisting of fixed assets, accounts receivable of the real estate sector and stock in certain subsidiaries.

     The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:

     - Maintain the interest coverage ratio in excess of 2.25. At the close of 2003 the ratio is 2.91.

     - Maintain the ratio of total debt of subsidiaries to consolidated debt below 0.20. At the close of 2003 the ratio is 0.11.

     - Maintain the ratio of consolidated debt to operating profit, plus depreciation to amortization, at below 5.35 based on nominal pesos and U.S. dollars. At the close of 2003 the ratio is 4.96.

     -    Maintain the ratio of consolidated debt to total capitalization below
          0.55. At the close of 2003 the ratio is 0.53.

     -    Certain restrictions on the establishment of new liens.

     - Restriction on the sale and investments in assets, as well as lease transactions.

     - Restriction on the sale of assets, except when performed at market value and the proceeds obtained are used to pay the debt.

     -    Certain restrictions applicable to dividend declarations.

     Medium-term promissory notes- In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment ("UDIS"), respectively. The UDI value as of December 31, 2003 was 3.352003, which is equal to $1,086,049 and $1,195,219, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.

     Issuance of secured bonds- On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds.

     At December 31, 2003 the book value of the bonds issued by DINE is US$73 million with a fair value of US$70.8 million.

11.  Related parties

     Club Ecuestre Chiluca, S.A. de C.V., a 77.26% subsidiary of the Company, sold all of its territorial reserves for US$79.4 million. Prior to the sale of such reserves, the Company acquired the remaining 22.74% interest from minority shareholders (which in turn are the Company's main shareholders) at their commercial value, which will be paid on the same terms and conditions as the realization of the account receivable; i.e., four annual payments from December 2004 to 2007. Therefore, such balance is presented in the balance sheets as a long-term liability. The difference between the purchase price of the minority interest and the book value of the shares acquired is included in other expenses for the year ended December 31, 2003 as "Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V."

12.  Stockholders' equity

     During a Stockholders' Ordinary and Extraordinary General Meeting held on April 28, 2003, the stockholders approved the following:

     1. The merger of DESC and Industrias Resistol, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on September 29, 2003.

     2. The merger of DESC and Industrias Ruiz Galindo, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2003; therefore, as of such date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity

     During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the following:

     1. Payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to $397,033, whose restated amount is $428,936, payable in four quarterly payments in July and October 2002 and January and April 2003.

     2. Merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.

     As of December 31, 2001, 2002, and 2003 capital stock is represented by:

                                                 Number of      Historical
                                                   Shares         Amount
Fixed portion-
   Nominative Series "A" shares (without
    withdrawal rights and which must
    represent at least 51% of voting stock)      587,479,900   $      7,637
Variable portion-
   Nominative Series "B" shares (with
    withdrawal rights and which may not
    represent more than 49% of voting stock)     506,257,866          6,581
   Series "C" shares (with voting
    restrictions)                                275,341,610          3,580
                                               -------------   ------------
                                               1,369,079,376   $     17,798
                                               =============   ============

     Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

     This shareholding structure was modified on March 8, 2004, as indicated in
     Note 18.

     Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

     The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

     During the year ended 2002 the Company distributed restated retained earnings of $428,936, as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.

     The balances of the stockholders' equity tax accounts as of December 31 are:

                                                   2003           2002

Contributed capital account                    $  9,105,963   $  9,105,963
Net tax income account                            4,190,160      4,394,401
                                               ------------   ------------
   Total                                       $ 13,296,123   $ 13,500,364
                                               ============   ============

13.  Transactions and balances in foreign currency

     The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2003 and 2002 of 11.1998 and 10.3613 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.

     As of December 31, 2002 and 2001, monetary assets and liabilities denominated in U.S. dollars were as follows:

                                                    2003          2002

Current monetary assets                              15,646        110,554
Monetary liabilities-
   Current                                            2,355        170,197
   Long-term                                        635,209        398,051
                                               ------------   ------------
   Net liability position in foreign
    currency                                        621,918        457,694
                                               ============   ============

     During the years ended December 31, 2003 and 2002, the Company paid interest in foreign currency amounting to US$42 million and US$19.1 million respectively, and received interest by US$0.27 and US$0.8 million, respectively.

     As of March 26, 2004, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 11.0130 Mexican pesos per U.S. dollar.

14.  Transactions and balances with subsidiaries

                                                   2003           2002
Receivable-
Automotive segment-
   Ejes Tractivos, S.A. de C.V.                      55,415         51,708
   Hayes Wheels Acero, S.A. de C.V.                 292,025             --
   Hayes Wheels Aluminio, S.A. de C.V.              349,730             --
   Moresa, S.A. de C.V.                              24,696             --
   Morestana, S.A. de C.V.                           29,181         31,128
   Pinturas, Estampados y Montaje, S.A.
    de C.V.                                          15,507         59,217
   Pistones Moresa, S.A. de C.V.                    241,879        255,850
   Transmisiones y Equipos Mecanicos, S.A.
    de C.V.                                         296,071        269,353
Chemical segment-
   Bioquimex Natural, S.A. de C.V.                   28,501        116,233
   Dynasol Elastomeros, S.A. de C.V.                582,578        454,359
   Fenoquimia, S.A. de C.V.                         350,401        288,608
   Forestaciones Operativas de Mexico, S.A.
    de C.V.                                          33,854         22,283
   Girsa Corporativo, S.A. de C.V.                   12,351         75,893
   H2Orizontes, S.A. de C.V.                         32,051         13,666
   Industrias Negromex, S.A. de C.V.                404,137         47,181
   Industrias Resistol, S.A. de C.V.                     --         69,678
   Nhumo, S.A. de C.V.                              100,771         58,724
   Paratec, S.A. de C.V.                                262         64,192
   Paratec Elastomers, LLC                           19,881         19,401
   Plastiglas, S.A. de C.V.                          22,928         18,138
   Quimir, S.A. de C.V.                              28,188         53,474
   Resirene, S.A. de C.V.                           187,470        135,581
   Rexcel, S.A. de C.V.                             220,087        181,593
Food segment-
   Authentic Aquisition Corporation                 245,595             --
   Corfuerte, S.A. de C.V.                          938,313        819,236
   Grupo Porcicola Mexicano, S.A. de C.V.           694,028        684,168
   Nutrimientos GPM, S.A. de C.V.                        --          9,439

                                                    2003           2002
Real estate segment-
   Bosques de Chiluca, S.A. de C.V.                  46,449         30,519
   Cantiles de Mita, S.A. de C.V.                   862,801        813,873
   Canada de Santa Fe, S.A. de C.V.                      --         35,142
   Club de Golf Punta Mita, S.A. de C.V.             26,664         24,531
   Club Ecuestre Chiluca, S.A. de C.V.                   --         93,205
   Corporativo Dine, S.A. de C.V.                   198,680        100,341
   Holding Dicomex, S.A. de C.V.                     36,203         16,680
   Inmobiliaria Dine, S.A. de C.V.                   21,523          6,883
   Promotora Inmobiliaria Hidalguense, S.A.
    de C.V.                                              --          2,305
   Resort Club Punta Mita, S.A. de C.V.                  --         27,639
Desc Corporativo, S.A. de C.V.                      219,137             --
Other                                               139,286          1,221
                                               ------------   ------------
                                               $  6,756,643   $  4,951,442
                                               ============   ============
Payable-
Automotive segment-
   Desc Automotriz, S.A. de C.V.               $    801,485   $    237,891
   Spicer, S.A. de C.V.                                  --        310,890
Chemical segment-
   CID Centro de Investigacion y Desarrollo,
    S. A. de C. V.                                  374,983          6,814
   Girsa Concentradora, S.A. de C.V.                 21,626             --
   Tecno-Industria, R. F., S. A. de C. V.                --         12,474
Real estate segment-
   Bosques de las Lomas, S.A. de C.V.                    --         23,057
   Canada de Santa Fe, S.A. de C.V.                   6,543             --
   Inmobiliaria Thiers, S.A. de C.V.                  7,564             --
   Promociones Bosques, S.A. de C.V.                 15,221         31,837
Aeropycsa, S.A. de C.V.                              20,410             --
Other                                                 9,797          8,840
                                               ------------   ------------
                                               $  1,257,629   $    631,803
                                               ============   ============

     Transactions with subsidiaries derived from the following:

                                                   2003           2002

Administrative expenses                        $      4,984   $      5,288
                                               ============   ============
Interest income                                $    392,131   $    352,833
                                               ============   ============
Interest expense                               $     54,243   $     69,941
                                               ============   ============

15.  Income and asset taxes

     The Company is subject to income taxes ("ISR") and tax on assets ("IMPAC"). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2002, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed.

     The tax rate was 35% in 2002 and 34% in 2003 and reduces by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit sharing ("PTU") and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated. IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years

     DESC is subject to ISR and IMPAC with its subsidiaries on a consolidated basis in the proportion in which the Company holds the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that DESC holds of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both DESC and its subsidiaries are made as if the Company did not file a consolidated tax return.

     Tax loss carryforwards- As of December 31, 2003, the Company has tax loss carryforwards, which will be indexed for inflation through the year applied, in the following restated amounts:

Maturity                Amount

 2010                $  1,110,496
 2011                     100,359
 2012                     576,857
                     ------------
                     $  1,787,712
                     ============

     On December 12, 2003, the Company won the lawsuit involving the deduction of the loss from the sale of shares obtained in 2000, as an operating tax loss; consequently, as of that date such loss is presented within tax loss carryforwards.

     Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

                                                    2003           2002

Property                                       $    (29,401)  $    (32,285)
Reserves and provisions                             (21,996)      (101,778)
Tax loss carryforwards                             (572,067)      (468,587)
Tax losses applied                                  592,141        609,190
Other                                                (1,294)        27,378
                                               ------------   ------------
                                               $    (32,617)  $     33,918
                                               ============   ============

16.  Financial instruments

     The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2003 the Company has four contracts to buy and sell U.S. dollars for a total amount of US$2.1 million maturing during 2004.

     The Company also has interest rate swaps to manage the interest rate risk on its variable interest debt. The Company has entered into interest rate swaps in which it pays amounts calculated based on fixed interest rates and receives amounts calculated based on variable interest rates. The difference between such amounts is recorded in the net integral financing cost, offsetting the effect of the variable interest rate on the hedged loans. The asset generated in the swap is deducted from the payable interest hedged.

     The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003 the market value of the financial instruments is $47,405, and the net loss recorded during the year for the forwards, calls and swaps was $124,928.

     Sales options in the food sector- With regard to the 1998 acquisition of CORFUERTE and AAC, companies in the food sector, the Company executed contracts known as "puts" with its minority shareholders so that at a given date and amount, DESC would undertake to acquire the shareholding packages of such minority shareholders.

     On November 11, 2003, the minority shareholders of CORFUERTE and AAC formally notified their decision to exercise their put options to DESC, which was formalized on January 29, 2004. Accordingly, as of the date, the shareholding percentage of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was US$14.3 million ($156,194) and is recorded in the balance sheets as a liability under the heading of "Other payables and accrued liabilities."

17.  Other (expense) income

                                                   2003           2002
Gain on sale of assets of Industrias
 Resistol, S.A. de C.V.                        $     31,897   $         --
Goodwill write-off from Club Ecuestre
 Chiluca, S.A. de C.V.                              (59,280)            --
Goodwill write-off from Industrias Ruiz
 Galindo, S.A. de C.V.                              (39,956)            --
Preoperating expenses and patent
 amortization                                            --        (26,155)
Loss on sale of shares                               (8,015)       (12,837)
Royalties                                            10,769          9,600
Gain (loss) on sale of property                     (43,102)         4,015
Trust fund of share restatement                          --         31,751
Analysis and adjustment of taxes                    (17,048)        45,261
Other, net                                           16,264          4,693
                                               ------------   ------------
                                               $   (108,471)  $     56,328
                                               ============   ============

18.  Subsequent events

     Resolutions adopted at stockholders' meetings- At a Stockholders' Special Meeting and a Stockholders' Ordinary and Extraordinary Meeting held on March 8, 2004, the following resolutions were adopted:

     a. The mandatory conversion of the totality of the Series "C" shares into Series "B" shares, and the cancellation of the inscription of the Series "C" shares in the National Securities Registry. This agreement went into effect on March 16, 2004. As of that date, the American Depositary Shares (ADS), which are registered with the Securities and Exchange Commission, and are traded in the New York Stock Exchange, Inc., will represent 20 Series "B" shares.

     b. The voluntary conversion of the Series "A" shares into Series "B" shares and the voluntary conversion of Series "B" shares into Series "A" shares, by those shareholders who so request. The Series "A" shares have not been and will not be registered under the 1933 Securities Act, or under any other applicable law in jurisdictions other than Mexico. Consequently, the voluntary conversion will be offered only in Mexico and the US shareholders of DESC will not be able to participate.

     c. The amendments to the corporate bylaws of DESC, which include the elimination of the restrictions on foreigners holding Series "B" shares.

     d. Proposal to perform a capital stock increase in the amount of $2,738 million (US$248 million), through the issuance of 912,719,584 new ordinary shares at a subscription price of three pesos per share.

     With regard to the proposed capital increase, DESC entered into a Share Subscription Collaboration Agreement with Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"). Such agreement establishes that, if the shareholders do not exercise their entire right of first refusal regarding the shares subject to the increase, DESC will be obligated to offer, and Inbursa will be obligated to subscribe, subject to certain conditions, for itself or on account of third parties, up to the equivalent of $2,000 million, in unsubscribed shares at the same price of three pesos per share. The rights of first refusal to such subscription will be offered only in Mexico.

     Close of operations of Fenoquimia, S.A. de C.V. - On February 17, 2004, the Company decided to begin closing down the operation of Fenoquimia, S. A. de
     C. V., which is engaged in the production and sale of phenol.

     The investment in shares of the aforementioned subsidiary as of December 31 2003 and 2002 amounts $(282,527) and $(246,157), respectively, and the equity in the net loss $(72,720) and $(86,564), respectively.

     Joint investment with Hayes Lemmerz, Int. - On January 15, 2004 Desc Automotriz, S.A. de C.V. concluded its joint investment with Hayes Lemmerz, Int. ("HLI"). To do this, the assets of the aluminum wheel rim plant were sold to HLI and 40% of the shares owned by HLI, were acquired for US$1.00, so that now Desc Automotriz, S.A. de C.V. owns 100% of the shares of the Company that manufactures steel wheel rims. In 2004 the dissolution of the joint investment will be recorded as an item of stockholders' equity.

19.  New accounting principles

     In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. The Company believes that the effects of adopting this new accounting principle will not have significant effects on its financial position and results of operations.


                                   * * * * * *

                                                                        ITEM 2





          Cantiles de Mita, S.A. de C.V. and Subsidiary

          (A wholly-owned subsidiary of Desc, S.A. de C.V.)



          Consolidated Financial Statements
          for the Years Ended December 31, 2003 and 2002, and Independent Auditors' Report Dated January 27, 2004

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Desc, S.A. de C.V.)

Independent Auditors' Report and Consolidated Financial Statements 2003 and 2002


Table of contents                                                           Page

Independent Auditors' Report                                                  1
Consolidated Balance Sheets                                                   3
Consolidated Statements of Income                                             4
Consolidated Statements of Changes in Stockholders' Equity                    5
Consolidated Statements of Changes in Financial Position                      6
Notes to Consolidated Financial Statements                                    7

Independent Auditors' Report to the Board of Directors and Stockholders of Cantiles de Mita, S.A. de C.V.:


We have audited the accompanying balance sheets of Cantiles de Mita, S.A. de C.V and Subsidiary (the "Company") as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and changes in financial position for the years then ended all expressed in thousand of Mexican pesos of purchasing power of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, during a General Extraordinary Stockholders' Meeting held on June 5, 2003, the stockholders approved to merge the Company with its affiliated company, Club Ecuestre Chiluca, S. de R.L. de C.V., with the Cantiles de Mita, S.A. de C.V. remaining as the merging entity, acquiring all the rights and obligations of the merged company beginning June 5, 2003. The effects of the merger were recorded from a tax and legal standpoint as of the date in which the merger occurred. As a result, in accordance with Mexican Law, the Company lost the future benefits of the tax loss carryforwards and recoverable tax on assets paid and canceled a deferred income tax benefit $41,189 in 2003. Additionally, in accordance with accounting principles generally accepted in Mexico, the accompanying financial statements combine both entities as if the merger had taken place at the beginning of 2002.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company sold its shares in its subsidiary Bosques de Chiluca, S.A. de C.V. in May 2003. Accordingly, the results of operations of Bosques de Chiluca, S.A. de C.V. were included in the accompanying consolidated statements of income through the date of the sale, in conformity with accounting principles generally accepted in Mexico.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Cantiles de Mita, S. A. de C.
V. and Subsidiary as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.


Galaz, Yamazaki, Ruiz Urquiza, S.C.
A Member Firm of Deloitte Touche Tohmatsu


/s/ Miguel Angel del Barrio Burgos

C.P.C. Miguel Angel del Barrio Burgos

January 27, 2004

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Desc, S.A. de C.V.)

Consolidated Balance Sheets
As of December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

Assets                                                  2003            2002

Cash and temporary investments                       $     2,311    $    92,439
Accounts receivable, net                               1,076,748        206,292
Due from related parties                                 202,507         49,940
Land held for development and real estate projects     2,160,376      2,767,648
Investment in shares                                       3,224          3,349
Furniture and equipment, net                               2,218          2,970
Other assets, net                                            238            241
                                                     -----------    -----------
Total                                                $ 3,447,622    $ 3,122,879
                                                     ===========    ===========
Liabilities and stockholders' equity
Accounts and notes payable to contractors            $     1,577    $     3,765
Due to related parties and holding company               974,064      1,014,202
Other accounts payable and accrued liabilities            81,290         60,006
Deferred income tax                                      304,816         58,462
                                                     -----------    -----------
      Total liabilities                                1,361,747      1,136,435
Stockholders' equity:
   Capital stock                                       1,214,803      1,214,803
   Retained earnings                                     733,814        538,787
   Cumulative effect of deferred income tax             (139,069)      (139,069)
   Excess in restated stockholders' equity               276,327        230,284
                                                     -----------    -----------
      Majority stockholders' equity                    2,085,875      1,844,805
      Minority stockholders' equity in subsidiary             --        141,639
                                                     -----------    -----------
      Total stockholders' equity                       2,085,875      1,986,444
                                                     -----------    -----------
Total                                                $ 3,447,622    $ 3,122,879
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Desc, S.A. de C.V.)

Consolidated Statements of Income
For the years ended December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

                                                         2003          2002

Revenues from sale of land                           $ 1,162,370    $   374,087
Cost of sale of land                                     586,511        192,408
                                                     -----------    -----------
Gross profit                                             575,859        181,679
Operating expenses                                       119,914         85,520
                                                     -----------    -----------
Operating income                                         455,945         96,159
Other expenses, net                                        8,365          2,640
Net comprehensive financing cost (income):
   Interest income                                       (12,736)        (6,855)
   Interest expense                                       96,477         69,393
   Exchange loss (gain), net                               2,989        (24,430)
   Monetary position gain                                 (3,031)       (44,079)
                                                     -----------    -----------
                                                          83,699         (5,971)
                                                     -----------    -----------
Income before income tax                                 363,881         99,490
Income tax expense                                       169,749         68,233
                                                     -----------    -----------
Consolidated net income                              $   194,132    $    31,257
                                                     ===========    ===========
Allocation of consolidated net income:
   Net income of majority stockholders               $   195,027    $    35,428
   Net loss of minority stockholders                        (895)        (4,171)
                                                     -----------    -----------
                                                     $   194,132    $    31,257
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Grupo Desc, S.A. de C.V.)

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

                                                                                    Cumulative  Excess in    Minority
                                                                                     effect of   restated     Stock-      Total
                                                                                     deferred     stock-     holders'     stock-
                                                    Capital stock        Retained     income     holders'      in         holders'
                                               Historical  Restatement   earnings     taxes       equity    Subsidiary    equity
Balances as of January 1, 2002                 $  296,183  $   918,620  $  503,359  $ (139,069) $  126,205  $  141,493  $ 1,846,791
   Comprehensive income  (loss) -
      Consolidated net income                          --           --      35,428          --          --      (4,171)      31,257
      Effect from holding nonmonetary assets           --           --          --          --     104,079       4,317      108,396
                                               ----------  -----------  ----------  ----------  ----------  ----------  -----------
                                                       --           --      35,428          --     104,079         146      139,653
                                               ----------  -----------  ----------  ----------  ----------  ----------  -----------
Balances as of December 31, 2002                  296,183      918,620     538,787    (139,069)    230,284     141,639    1,986,444
   Decrease in minority interest in
    subsidiary's capital stock from sale
    of subsidiary                                      --           --          --          --          --    (139,490)    (139,490)
   Comprehensive income (loss) -
      Consolidated net income                          --           --     195,027          --          --        (895)     194,132
      Effect from holding nonmonetary assets           --           --          --          --      46,043      (1,254)      44,789
                                               ----------  -----------  ----------  ----------  ----------  ----------  -----------
                                                       --           --     195,027          --      46,043      (2,149)     238,921
                                               ----------  -----------  ----------  ----------  ----------  ----------  -----------
Balances as of December 31, 2003               $  296,183  $   918,620  $  733,814  $ (139,069) $  276,327  $       --  $ 2,085,875
                                               ==========  ===========  ==========  ==========  ==========  ==========  ===========

See accompanying notes to consolidated financial statements.

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Desc, S.A. de C.V.)

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

                                                            2003         2002
Operating activities:
   Consolidated net income                                $ 194,132   $  31,257
   Items which did not require resources:
      Depreciation                                              904         920
      Deferred income tax                                   157,451      59,975
                                                          ---------   ---------
                                                            352,487      92,152
Change in operating assets and liabilities:
   (Increase) decrease in:
      Account receivable, net                              (875,226)    (29,625)
      Due from related parties                             (135,195)    (16,908)
      Investment in real estate projects                   (162,044)   (148,989)
      Cost of land                                          586,511     192,408
   Decrease (increase) in:
      Accounts and notes payable to contractors              (2,188)     (9,825)
      Due to related parities and holding company            48,618    (187,900)
      Other accounts payable and accrued liabilities         28,096      35,716
                                                          ---------   ---------
         Net resources used in operating activities        (158,941)    (72,971)
                                                          ---------   ---------
Financing activities:
   Due to holding company (Desc, S. A. de C. V.)            (40,264)    206,169
   Variation in due to holding company in constant pesos    (35,219)    (42,536)
                                                          ---------   ---------
         Net resources (used in) generated by financing
          activities                                        (75,483)    163,633
                                                          ---------   ---------
Investing activities:
   Loss on sale of subsidiary                               144,320          --
   Acquisition of furniture and equipment, net                 (152)     (2,199)
   Investment in shares                                         125          84
   Other assets                                                   3          --
                                                          ---------   ---------
         Net resources generated by (used in) investing
          activities                                        144,296      (2,115)
                                                          ---------   ---------
Cash and temporary investments:
         (Decrease) increase                                (90,128)     88,547
         Balance at beginning of year                        92,439       3,892
                                                          ---------   ---------
         Balance at end of year                           $   2,311   $  92,439
                                                          =========   =========

See accompanying notes to consolidated financial statements.

Cantiles de Mita, S.A. de C.V. and Subsidiary
(A wholly-owned subsidiary of Desc, S.A. de C.V.)

Notes to Consolidated Financial Statements
For the years ended December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

1.   Nature of business and significant event

     Activity - Cantiles de Mita, S.A. de C.V. (the "Company") is a wholly-owned subsidiary of Desc, S.A. de C.V. (DESC) and is engaged mainly in the acquisition and sale of real estate, as well as the development and sale of all types of real estate projects.

     The Company is managed by an Administrative Board, which allows the Company to function without hiring personnel. Consequently, the Company is not obligated to pay employee profit sharing nor does it have employee benefit liabilities.

     Significant event - The economic crisis of the last few years has significantly affected the real estate market in Mexico. The Company has continuously discussed and established strategies to face this downturn in the economy, such as the divestiture and sale of its territorial reserves. During 2003 the Company sold one of its territorial reserve located in Chiluca, Estado de Mexico.

2.   Basis of presentation and operating cycle

     Explanation for translation into English - The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

     Operating cycle - The operating cycle of the Company's real estate activities fluctuate from a term of approximately 18 to 60 months. Accordingly, the accompanying balance sheets have not been classified into current and long term, so that the Company's financial position is reflected more accurately.

     Consolidation of financial statements - The 2002 consolidated financial statements include those of the Cantiles de Mita, S.A. de C.V. (Cantiles) and its subsidiary, Bosques de Chiluca, S.A. de C.V. (Bosques), whose shareholding percent was 51%. The 2003 consolidated financial statements include those of Cantiles and, through May 2003, its 51% of its share in the operations of Bosques. In May 2003, the Company sold its shareholding percentage in Bosques de Chiluca, as discussed below.

     Merger of Club Ecuestre Chiluca, S. de R.L. de C.V. - During General Extraordinary Stockholders' Meeting held on June 5, 2003, the stockholders approved to merge the Cantiles with its affiliated company, Club Ecuestre Chiluca, S. de R. L. de C. V., with the Cantiles remaining as the merging company and acquiring all the rights and obligations of the merged company beginning June 5, 2003, the date when the merger went into effect. The merger was recorded from a tax and legal standpoint as of the date the merger occurred. As such, in accordance with Mexican Law, the Company lost the future benefits of the tax loss carryforwards and recoverable tax on assets paid and canceled a deferred income tax benefit of $41,189 in 2003.

     In accordance with accounting principles generally accepted in Mexico, a retroactive effect of the merger is presented. As such, the accompanying financial statements present combined information of both entities as if the merge occurred at the beginning of 2002. Consequently, the financial statements as of and for the year ended December 31, 2002, are different from those originally issued in the prior year.

     Comparability - Significant events affecting the comparability of the financial statements are:

     a. Sale of subsidiary - As discussed above, the Company sold its shares in its subsidiary Bosques de Chiluca, S.A. de C.V. in May 2003. Accordingly, the results of operations of Bosques de Chiluca, S.A. de C.V. were included in the accompanying consolidated statements of income through the date of the sale, in conformity with accounting principles generally accepted in Mexico. The financial information of Bosques as of and though the date of the sale transaction, in Mexican pesos of purchasing power of December 31, 2003, is summarized below:

Balance sheet:

   Total assets                      $ 325,486
   Total liabilities                   (42,506)
                                     ---------
      Stockholders' equity           $ 282,980
                                     =========
Income statement:
   Costs and expenses                $   2,802
   Income tax benefit                     (925)
                                     ---------
      Net loss                       $  (1,877)
                                     =========

     Comprehensive income (loss) - Comprehensive income (loss) presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with MEX GAAP, are presented directly in stockholders' equity without affecting the statements of income. In 2003 and 2002, the other comprehensive income (loss) items consist of the effect from holding nonmonetary assets.

     Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2003.

3.   Summary of significant accounting policies

     The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. New accounting policies - The Company early adopted Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), issued by the Mexican Institute of Certified Public Accountants. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Since the long-lived assets of the Company do not have any indicators of impairment as established in this new bulletin, the early adoption of C-15 did not have a material effect on the Company's consolidated financial position or results of operations.

     Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, "Intangible Assets" ("C-8"), which established that project development cost should be capitalized if they fulfill the criteria established for recognition as assets preoperating cost that are not considered development cost should be recorded as a period expense; and intangible assets considered to have indefinited useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002 under the former Bulletin C-8 will continue to be amortized according to the provisions of that Bulletin. The adoption of C-8 did not have a material effect on the Company's financial position or results of operations.

     Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of substitution of obligations. The adoption of C-9 did not have a material effect on the Company's financial position or results of operations.

b. Recognition of the effects of inflation - The Company restates its financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.

c. Temporary investments - Temporary investments are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

d. Land held for development and real estate projects - Land held for development represents land reserves, which together with developed land and ongoing and completed real estate projects, are considered inventories, as they are held for sale. They are recorded at acquisition, development and construction costs, usually in U.S. dollars, and are restated based on the devaluation factor of the Mexican peso against the U.S. dollar, for the purpose of showing values in accordance with the current situation of the real estate market, without exceeding net realizable value.

e. Investment in shares - Investment in shares is represented by the shares of certain beach clubs in the Punta Ixtapa project, which are accounted for under the cost method, restated using factors derived from the National Consumer Price Index (NCPI) from the date of acquisition through year-end.

f. Furniture and equipment - Furniture and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on remaining useful lives of the related assets, as follows:

                                            % of
                                        depreciation

Furniture and office equipment              10.00
Transportation equipment                    25.00
Computer equipment                          30.00

g. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

h. Income tax and tax on assets - Income tax (ISR) is recorded in results of the year in which it is incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability.

     The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented on the balance sheet with deferred ISR liability (increasing the deferred ISR assets).

i. Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the statements of income.

j. Excess in restated stockholder's equity - Represents the accumulated monetary position result through the initial restatement of the financial statements and the gain (loss) from holding nonmonetary assets, which resulted form restating certain nonmonetary assets above (below) inflation of the land held for development and real estate projects, less the related deferred income tax effect.

k. Revenue and cost recognition - The revenues from and cost of sales of urbanized land are recognized in results when the sales are formalized and/or when a deposit that guarantees the transaction is received. The individual cost is assigned to land and the real estate project considering the related sales value within the total project, in order to maintain the same profit margin throughout the project.

     Revenues and costs of the real estate projects are originally recorded as a deferred credit for construction commitments and as real estate projects-in-progress. They are recognized in results based on the percentage-of-completion method.

     Revenues, costs and expenses are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

l. Monetary position gain - Monetary position result, which represents the erosion (increase) of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

4.   Cash and temporary investments

                                             2003           2002

Cash                                    $      2,311    $     59,624
Temporary investments                             --          32,815
                                        ------------    ------------
                                        $      2,311    $     92,439
                                        ============    ============

5.   Accounts receivable, net

                                             2003           2002

Trade accounts                          $  1,086,078    $    139,931
Allowance for present value of
 noncurrent trade accounts                   (34,378)             --
                                        ------------    ------------
                                           1,051,700         139,931
Recoverable taxes                             20,150          35,419
Sundry debtors                                 4,898          30,942
                                        ------------    ------------
                                        $  1,076,748    $    206,292
                                        ============    ============

     The expected collection date of accounts receivable from customers, without considering the present value reserve, are as follows:

                                2003

        2004                $    188,219
        2005                     252,342
        2006                     251,553
2007 and thereafter              393,964
                            ------------
                            $  1,086,078
                            ============

6.   Land held for development and real estate projects

                                             2003           2002

Undeveloped land                        $    947,491    $  1,596,612
Developed land                                56,634          79,962
Real estate projects in-progress           1,152,781       1,083,827
Advances to contractors                        3,470           7,247
                                        ------------    ------------
                                        $  2,160,376    $  2,767,648
                                        ============    ============

     The detail of Company's undeveloped land and real estate projects- in-progress as of December 31, 2003, is as follows:

                                                                       Square meters
                                                                       available for    Current status
       Project           Location      % of DESC        Product             sale        of the project
I. Undeveloped land
--------------------
Punta Mita             Punta Mita,        100      Vacation homes          2,523,896   Planning and
                       Nayarit                                                         presale
Punta Ixtapa           Punta Ixtapa,      100      Vacation homes             48,142   Planning
                       Guerrero
II. Developed land
--------------------
Santa Fe Reserve       Santa Fe,           73      Corporate offices          11,745   Sale of land
                       Cuajimalpa,
                       Mexico, D.F.
Punta Ixtapa           Punta Ixtapa       100      Vacation homes            121,569   Sale
                       Guerrero
La Estadia             Atizapan,         77.25     Homes                      26,188   Sale
                       Edo. de
                       Mexico
III. Real estate
projects-in-progress
--------------------
Punta Mita             Punta Mita,        100      Vacation homes          2,701,198   Presale and
                       Nayarit                                                         construction
                                                                                       work supervision

     Punta Ixtapa- The Company entered into a transfer-of-ownership and guarantee trust agreement with Fonatur through Inmobiliaria Akko, S.A. de C.V. to develop a vacation resort in Ixtapa, Gro. (Punta Ixtapa).

     Under the trust, the Company is committed mainly to build a housing development consisting of condominiums and villas and leave a portion of the land for commercial and office space, and single-family homes, as well as for the construction of a sports club. All these structures are part of the equity of the trust.

     If the clauses of the agreement are not complied with by the Company, Fonatur may elect to request the execution of the trust guarantee within a term not exceeding one year or demand compulsory compliance thereof. In both instances, the Company would be obligated to pay for all the damages caused. However, as of December 31, 2003, this project, which is identified in Section II of the developed land, has been completed. Consequently, management believes it is unlikely that the Company will fail to meet its obligations with Fonatur.

     Punta Mita- Punta Mita is a tourist development located north of Bahia de Banderas in the state of Nayarit with an overall area of over 700 hectares to be built and developed in five stages; the first stage considers the sale of lots for housing and hotel construction and the construction of a golf course, which opened late in 1999. This project has required meticulous urban planning as well as providing basic services to the lots. This consisted of the construction of, among others, a 20-kilometer long aqueduct.

     During 2003 and 2002, the Company continued the development of land of the first stage of project Punta Mita and the sale of the residential lots. Under the trust entered into with Fideicomiso Bahia de Banderas, the Company is committed to develop a vacation resort consisting of a hotel, golf course, and a housing development consisting of condominiums and villas.

7.   Furniture and equipment
                                                2003           2002

Furniture and office equipment              $      1,795   $      1,795
Transportation equipment                           4,438          4,340
Computer equipment                                   301            305
                                            ------------   ------------
                                                   6,534          6,440
Less- Accumulated depreciation                    (4,316)        (3,470)
                                            ------------   ------------
Total                                       $      2,218   $      2,970
                                            ============   ============

8.   Other accounts payable and accrued liabilities

                                                2003           2002

Advances from customers                     $     18,377   $      1,068
Sundry creditors                                  52,359         41,071
Payable taxes                                     10,554         17,867
                                            ------------   ------------
   Total                                    $     81,290   $     60,006
                                            ============   ============

9.   Stockholders' equity

     a.   As of December 31, 2003 and 2002, capital stock consisted of:

                                             Number of
                                               Shares         Amount
Fixed Capital:
   Nominative Series "A" shares                    4,005   $         11
Variable Capital:
   Nominative Series "A" shares                  459,990          1,162
   Nominative Series "B" shares              116,770,356        295,010
                                            ------------   ------------
                                             117,234,351   $    296,183
                                            ============   ============

     b. During General Extraordinary Stockholders' Meeting held on June 5, 2003, the stockholders approved to merge the Company with its affiliated company, Club Ecuestre Chiluca, S. de R.L. de C.V., with the Company remaining as the merging company and acquiring all the rights and obligations of the merged company. See further discussion in Note 2. As a result, the previous series of shares for each respective company were cancelled and exchanged for a new series of shares for the merged entity.

     c. Common stock consists of nominative shares. Series A shares represents 1% of the total stock and may be owned only by Mexican citizens. Series B shares represents 99% of the total stock and have no ownership limitations. Variable capital may be increased without limitation.

     d. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against future income tax payable of the year in which the tax on the dividend is paid the two fiscal years following such payment. As a result of the fiscal 2003 tax reform, tax paid on the distribution of stockholders' equity as of January 1, 2003, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years

10.  Foreign currency balances and transactions

     a. The Company valued their assets and liabilities in foreign currency, mainly in U.S. dollars, in pesos using the exchange rates in effect at the close of each fiscal year, as the Company expects to use assets in foreign currency to settle liabilities also denominated in foreign currency. At December 31, the foreign currency position is as follows:

                                              Thousand of U.S. dollars
                                                2003           2002

Monetary assets                                   97,037         21,199
Monetary liabilities                            (104,605)           (17)
                                            ------------   ------------
   Monetary (liability) asset
    position, net                                 (7,568)        21,182
                                            ============   ============
   Equivalent in thousands of
    Mexican pesos                           $    (84,760)  $    219,473
                                            ============   ============

     b. During the fiscal years ended December 31, 2002 and 2003, the Company performed transactions in foreign currency that were converted to and recorded in Mexican pesos at the exchange rates in effect on the date of each transaction. Transactions in foreign currency were as follows:

                                             Thousand of U.S. dollars
                                                2003           2002

Sales                                           (106,997)       (34,813)
                                            ============   ============
Interest income                                      (38)          (331)
                                            ============   ============
Other income                                          (9)           (30)
                                            ============   ============
Selling expenses                                   2,138          1,902
                                            ============   ============
Interest expense                                   4,179          9,503
                                            ============   ============
Other expenses                                     1,030            144
                                            ============   ============

          As discussed in Note 3d., the land held for development and real estate projects is recorded at acquisition, development and construction costs, usually in U.S. dollars, and restated based on the devaluation factor of the Mexican peso against the U.S. dollar, for the purpose of showing values in accordance with the current situation of the real estate market. Furthermore, the cost of sales is denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the month before were the sale occurred.

     c. The exchange rates in effect at the date of the balance sheet and of issuance of the financial statements where as follows:

                                             December 31,           January 27,
                                         2003           2002           2004

U.S. dollar                          $    11.1998   $    10.3613   $    10.9178
                                     ============   ============   ============

11. Balances and transactions with related parties and holding company During 2003 and 2002, the Company had the following transactions with affiliated companies and other related parties:

                                                    2003           2002

Interest income                                 $    (10,506)  $     (1,549)
                                                ============   ============
Interest expense                                $     96,211   $     69,369
                                                ============   ============
Management services                             $     54,690   $     65,478
                                                ============   ============
Loss from share purchases                       $     10,587   $         --
                                                ============   ============

     As of December 31, 2003 and 2002, balances receivable and payable with affiliated companies were as follows:

                                                    2003           2002

Due from related parties-
   Operadora de Nayarit, S.A. de C.V.           $    140,393   $         --
   Inmobiliaria Dine, S.A. de C.V.                    34,163         31,218
   Club de Golf Punta Mita, S.A. de C.V.              22,900         12,469
   Turistica Akko, S.A. de C.V.                        4,343          4,396
   Resort Club Punta Mita, S.A. de C.V.                   --          1,857
   Bosques de las Lomas, S.A. de C.V.                    575             --
   Bosques de Chiluca, S.A. de C.V.                      133             --
                                                ------------   ------------
                                                $    202,507   $     49,940
                                                ============   ============
Due to related parties and holding company-
   Desc, S.A. de C.V. (holding company)         $    862,795   $    938,278
   Corporativo Dine, S.A. de C.V.                     86,974         40,544
   Canada de Santa Fe, S.A. de C.V.                   24,295         35,380
                                                ------------   ------------
                                                $    974,064   $  1,014,202
                                                ============   ============

     The amount due to DESC includes a promissory note that is due on demand, renewable on an annual basis and bears interest at a variable rate. At December 31, 2003, such rate was 8.75%.

12.  Income taxes and tax on assets

     In accordance with Mexican tax law, the Company is subject to tax on assets (IMPAC) and income tax (ISR), which takes into consideration the taxable and deductible effects of inflation.

     The ISR rate was 35% in 2002 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

     IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

     DESC (holding company) incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which Desc owns the voting stock of the Company at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that Desc owns of the Company during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Desc and its subsidiaries are made as if the Company did not file a consolidated tax return.

     a.   Income tax expense consist of the following:

                                                2003           2002

Deferred                                    $    116,262   $     59,975
Effect of deferred tax asset due to
 merger                                           41,189             --
Current asset tax paid                            12,298          8,258
                                            ------------   ------------
                                            $    169,749   $     68,233
                                            ============   ============

     b. The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR for the years ended December 31, 2003 and 2002 is as follows.

                                                2003           2002

Tax provision at statutory rate                       34%            35%
Permanent differences-
   Inflationary component, net                        (3%)          (18%)
   Nondeductible expenses                              1%            11%
   Effect of deferred tax asset due
    to merger                                         11%            --
   Others                                              4%            41%
                                            ------------   ------------
Effective tax rate                                    47%            69%
                                            ============   ============

     c. At December 31, 2003 and 2002, the main items comprising the liability balance of deferred income tax are as follows:

                                                2003           2002

Deferred income tax (asset) liability:
   Undeveloped land and real estate
    projects in-progress                    $    377,477   $    251,904
   Furniture and equipment                           111            202
   Advances from clients                          (6,064)           363
   Effect of tax loss carryforwards              (50,467)      (170,527)
   Recoverable asset tax paid                    (16,241)       (23,480)
                                            ------------   ------------
   Net deferred income tax liability        $    304,816   $     58,462
                                            ============   ============

     d. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

                                              Tax loss     Recoverable
                Year of                      carryfor-         tax
               expiration                      wards        on assets

 2010                                       $     28,511   $         --
 2011                                            124,418          2,427
 2012                                                 --          1,516
 2013                                                 --         12,298
                                            ------------   ------------
                                            $    152,929   $     16,241
                                            ============   ============

13.  Commitments

     Al December 31, 2003, DESC has given guarantees to its banking creditors, in order to resturcture its long-term liabilities. Such guarantees involve certain accounts receivable and shares of the Company.

14.  New accounting principles

     In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. The Company has not fully assessed the effects of adopting this new accounting principle on its financial position and results of operations.

                                   * * * * * *

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Desc, S.A. de C.V.
                                          ------------------
                                             (Registrant)


Date: May 5, 2004                         By /s/ Arturo D'Acosta Ruiz
-----------------                            ---------------------------------
                                                      (Signature)

                                             Name: Arturo D'Acosta Ruiz
                                             Title: Chief Financial Officer